INTERIM FINANCIAL STATEMENTS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 476 2717

ISSUER FACSIMILE NUMBER:	(64) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	March 31, 2005

DATE OF REPORT:	May 15, 2005

CERTIFICATE

THE COMPANY’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS BUT THIS DISCLOSURE HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	05/05/15
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

“Peter Tapper”	Peter Tapper	05/05/15
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets (Expressed in United States Dollars)

As at	March 31, 2005	December 31, 2004
	(Unaudited – Prepared	(Audited)
	by Management)
	$	$

Assets

Current
Cash and cash equivalents	10,243,572	11,187,924
Accounts receivable	918,977	480,499
Inventory	-	98,518
Prepaid expenses and deposits	146,319	467,097

	11,308,868	12,234,038

Due from related parties	-	-
Property and Equipment (Note 3)	7,054,515	5,649,110

Total Assets	18,363,383	17,883,148

Liabilities

Current
Accounts payable	29,419	22,969
Accrued Liabilities	270,102	378,631
	299,521	401,600

Prepaid Gas Revenue (Note 7)	1,302,706	1,324,785
Asset Retirement Obligation	157,115	156,575
	1,459,821	1,481,360

Total Liabilities	1,759,342	1,882,960

Stockholders’ Equity

Issued and outstanding at March 31, 2005 (Note 6):
18,566,453 shares (December 31, 2004 : 17,720,045)	33,799,503	32,683,328
Contributed surplus	371,733	361,854
Accumulated deficit	(17,567,195)	(17,044,994)

Total Stockholders’ Equity	16,604,041	16,000,188

Total Liabilities and Stockholders’ Equity	18,363,383	17,883,148

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Deficit (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended	March 31, 2005	December 31, 2004
	$	$

Deficit – Beginning of period	(17,044,994)	(11,326,461)

Net profit / (loss) for the period	(522,201)	(5,718,533)

Deficit – End of period	(17,567,195)	(17,044,994)

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit (Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Three Month	Three Month
	Period Ended	Period Ended
	March 31, 2005	March 31, 2004
	$	$

Production Income:
Oil and gas sales	2,947	-
Production operating costs	(2,735)	-
Royalties	(17,099)	-
Net Production Loss	(16,887)	-

Expenses
General and administrative	(445,715)	(469,514)
Depletion	-	-
Foreign Exchange loss	(92,132)	(17,202)
Amortization	(10,261)	(5,853)
Interest Expense	-	(9,630)
Write-off of oil and gas properties	(438,263)	(3,081)

Total Expenses	(986,371)	(505,280)

Net Loss for the period before Other Income	(1,003,258)	(505,280)

Other Income
Interest income	121,625	102,043
Joint Venture Recoveries	359,432	139,220

Net loss for the period	(522,201)	(264,017)

Deficit – Beginning of period	(17,044,994)	(11,326,461)

Deficit – End of period	(17,567,195)	(11,590,478)

Basic loss per share	($0.03)	($0.02)

Diluted loss per share	($0.03)	($0.02)

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Changes in Stockholders’ Equity (Expressed in United States Dollars) (Unaudited – Prepared by Management)

					Total
	Common Stock		Contributed	Accumulated	Stockholders’
	Shares	Amount	Surplus	Deficit	Equity
		$	$	$	$

Balance at December 31, 2004	17,720,045	32,683,328	361,854	(17,044,994)	16,000,188

Issuance of common shares for cash	846,408	1,116,175	-	-	1,116,175
(Note 6a)
Stock Option Compensation (Note 6(b))	-	-	9,879	-	9,879
Net loss for the period	-	-	-	(522,201)	(522,201)

Balance at March 31, 2005	18,566,453	33,799,503	371,733	(17,567,195)	16,604,041

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows (Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Three Month	Three Month
	Period Ended	Period Ended
	March 31, 2005	March 31, 2004
	$	$

Operating Activities
Net Loss for the period	(522,201)	(264,017)
Adjustments to reconcile net loss to
cash applied to operating activities:
Depletion	-	-
Amortization	10,261	5,853
Stock option compensation	9,879	6,691
Write Down of Oil & Gas Properties	438,263	3,081
Unrealized foreign exchange loss (gain)	(22,079)	56,379
Changes in non-cash working capital:
Accounts receivable	(438,478)	336,050
Inventory	98,518	-
Due from related parties	-	-
Prepaid expenses and deposits	320,778	17,815
Accounts Payable	6,450	(13,239)
Accrued Liabilities	(108,529)	(29,218)
Asset Retirement Obligation	540	667
Net cash provided by (used in) operating activities	(206,598)	120,062

Financing Activity
Issue of Common Shares (846,408)	1,116,175	5,219,117
Issue of Convertible Notes	-	500,000
Net cash provided by financing activities	1,116,175	5,719,117

Investing Activities
Purchase of property and equipment	(17,111)	(21,867)
Oil and gas properties	(1,836,818)	(217,877)
Net cash used in investing activities	(1,853,929)	(239,744)

Net increase (decrease) in cash during the period	(944,352)	5,599,435

Cash and cash equivalents - Beginning of period	11,187,924	2,234,287

Cash and cash equivalents - End of period	10,243,572	7,833,722

Supplemental Disclosure of Non-cash Financing and Investing Activities

Interest and taxes paid	-	5,663

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

NOTE 1 - NATURE OF OPERATIONS

The Company is incorporated in the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand and Papua New Guinea. The Company has no proven reserves and has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

NOTE 2 - ACCOUNTING PRINCIPLES AND ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at March 31, 2005 and December 31, 2004 and the Company’s consolidated interim results of operations and cash flows for the three month periods ended March 31, 2005 and 2004. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission, and do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, this BC FORM 51-901F should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2004. The results of the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 – PROPERTY AND EQUIPMENT

	Net Book	Additions	Depreciation/ Depletion	Net Book
	Value at	(Recoveries)	and Write Downs	Value at
	December 31, 2004	During the Year	During the Year	March 31, 2005
Furniture and office equipment	60,502	11,257	(10,261)	61,498
Share of Joint Venture Assets	100,313	5,854	-	106,167
	160,815	17,111	(10,261)	167,665
Proved:
New Zealand	-	27,383	(27,383)	-
Total Proved	-	27,383	(27,383)	-
Unproved:
New Zealand	3,325,418	1,813,362[2]	(409,167)	4,729,613
Australia[1]	-	388	(388)	-
Papua New Guinea	2,162,877	(4,315)	(1,325)	2,157,237
Total Unproved	5,488,295	1,809,435	(410,880)	6,886,850
Total Property and equipment	5,649,110	1,853,929	(448,524)	7,054,515

1.
The Company applied for an extension on certain Australian work programmes that were due to be completed by December 29, 2003. At December 31, 2004 a permit extension had been suspended. Application has been made to relinquish the permit.

2.	Cheal production testing revenue of $363,432 has been offset against expenditure in the quarter ended 31 March, 2005

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

NOTE 4 - RELATED PARTY TRANSACTIONS

a)	Oil and Gas Properties

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd. (“TAG”) participates in certain oil and gas properties in common with the Company. TAG has directors and/or principal shareholders in common with the Company.

The Company agreed to a farm-out of 65% of its PNG permit to Rift Oil PLC (“Rift”) which was negotiated while Rift was at arms-length to Austral. A term of the farm out arrangement was that Ms Jenni Lean, Austral’s former Commercial Manager and spouse of its CEO, accepted employment as CEO of Rift and equity participation in Rift, effective Jan 29, 2005. Ms Lean was not on Austral’s board. Ms Lean has resigned as an officer of Austral.

b)	Other

During the three months to March 31, 2005, the Company incurred $59,909 (three months to March 31, 2004 - $56,431) in remuneration to the President/CEO of the Company and $10,095 (three months to March 31, 2004 – $8,737) in rent to a trust in which the President/CEO of the Company is a trustee. Also during the three months to March 31, 2005, $4,045 (three months to March 31, 2004 – $19,116) was paid to Ms Lean in her role as Commercial Manager/consultant.

Directors received a total remuneration of $14,475 during the three months to March 31, 2005 (three months to March 31, 2004 - $13,978).

During the three months to March 31, 2005, the Company paid a law firm in which a Director is a partner, $8,072 (three months to March 31, 2004 – $63,488) for legal services.

The Company also paid a company that employs a Director, $4,500 (three months to March 31, 2004 – $4,500) for financial services.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

a)	Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments under various agreements for the remainder of the 2005 fiscal year is approximately $4.2 million.

b)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

c)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 6 - COMMON STOCK

a)	Authorized and Issued Share Capital The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number
	of Shares	Amount
Balance at December 31, 2004	17,720,045	$32,683,328
Issued during the three months to March 31, 2005	846,408	$1,116,175
Balance at March 31, 2005	18,566,453	$33,799,503

During the period ended March 31, 2005, warrants to purchase 846,408 common shares of the Company were exercised for proceeds of $1,116,175.

b)	Incentive Stock Options

The Company has established a share option plan for the granting of options to employees and service providers, which plan was approved by shareholders on June 25, 2004 at the annual general meeting of the shareholders, and accepted by the TSX-V. The Plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company, at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 3 years.

The following stock options were outstanding at March 31, 2005:

Number	Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares		Vested	March 31, 2005	Price per	Date
				Share

300,000	Performance shares	-	-	$1.00	October 15, 2007
200,000	Non Vesting	-	200,000	$1.00	July 6, 2005
400,000	Vesting	April 15, 2004	400,000	$1.00	July 6, 2005
59,600	Vesting	April 15, 2004	59,600	$1.25	July 6, 2005
40,400	Vesting	October 15, 2003	40,400	$1.25	July 6, 2005
30,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
85,000	Vesting	April 15, 2004	85,000	$1.25	March 26, 2006
50,000	Vesting	April 15, 2005	37,500	$1.25	October 15, 2008
10,000	Vesting	June 25, 2007	-	$1.25	June 25, 2009
34,000	Vesting	February 23, 2006	-	$2.75	February 23, 2010
33,000	Vesting	February 23, 2007	-	$3.75	February 23, 2010
33,000	Vesting	February 23, 2008	-	$4.75	February 23, 2010
1,275,000			852,500

The weighted average exercise price for options outstanding at March 31, 2005 is $1.27 (December 31,

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

2004: $1.06) . No options were exercised during the March 2005 quarter.

The weighted average exercise price for options fully vested at March 31, 2005 is $1.07 (December 31, 2004: $1.07) . No options were exercised during the March 2005 quarter

The stock option compensation cost recognized as an expense for the March 2005 quarter was $9,879 (March 2004 quarter was $6,691). This cost is based on the estimated fair value of all options that were issued during 2004 and 2003 using the Black-Scholes option-pricing model, amortized over the vesting period.

c) Share Purchase Warrants

In the period to March 31, 2005, 264,820 warrants (expiry January 5, 2005) have been exercised at NZ$1.85; 354,315 warrants (expiry January 5, 2005) have been exercised at NZ$2.10; 227,273 warrants (exercised January 5, 2005) have been exercised at US$1.15, and 15,500 warrants (exercise price NZ$1.85), which were unexercised at their expiry date of January 5, 2005, were cancelled.

The company had no warrants outstanding at March 31, 2005.

NOTE 7 – PREPAID GAS REVENUE

On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,000,000 (approximately $1,438,000) to fund the Company’s ongoing exploration programs. This money was advanced on April 3, 2003, with the Company to deliver NZ$2,000,000 (approximately $1,438,000) of gas to the issuer, under contracts to be negotiated at then prevailing market rates. For each gas producing discovery the Company will negotiate in the first instance with the issuer, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. A waiver of this obligation was obtained for New Zealand permit PEP 38738 Deep. If the amount is not discharged through gas sales to the issuer over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint venture PEP 38736.

The amount is classified as a long term liability due to there being no current gas being supplied to the issuer under the current agreement or a pending supply agreement.

NOTE 8 – CONVERTIBLE NOTES

On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. On September 29, 2004 the two Convertible Notes were converted, at the option of the holder, into 227,273 Units per Convertible Note at the conversion rate of $1.10 per Unit. Each Unit comprised one common share and one share purchase warrant (expiring 5 January 2005) permitting the holder to purchase an additional common share at a price of $1.15 per share. The 227,273 warrants still outstanding at 31 December, 2004 were exercised on 5 January, 2005.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

NOTE 9 – SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (“APENZ”), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. $943,525). Such shares conferred no voting rights, but did confer the right to convert such shares to common shares units of APENZ in the event of a listing of and issue of other common shares in APENZ on the New Zealand Stock Exchange. Each unit consisted of one common share and one half warrant with the same terms as the warrants included in the public offering. Subsequently, the company decided not to proceed with the listing of APENZ. In the event that the listing did not proceed, the subscription agreement required the Company to offer to exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company. If the Special Class shareholders rejected the Company’s share exchange offer, they were entitled to receive redemption dividends calculated based on and paid out of 20% of APENZ’s production income.

On November 12, 2003, each Special Class shareholder signed a conditional share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of common shares by the Company. These Special Class shares where exchanged for common shares on January 5, 2004, upon the listing of the Company on the TSX Venture Exchange and the New Zealand Stock Exchange (NZX), at one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares. Also, 555,569 warrants were attached to these shares exercisable at a price of NZ$1.85 any time before January 5, 2005.

As at March 31, 2005, all remaining warrants issued under the Share Exchange Agreements (264,820) were exercised in accordance with their terms.

NOTE 10 – EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings / (loss) per share calculations for the three months ended March 31, 2005 and 2004:

Three months to March 31,	2005	2004

Numerator, net loss for the period	(522,201)	(264,017)

a) Basic Denominator:
Weighted-average number of shares	18,512,409	12,626,359

Basic loss per share	($ 0.03)	($ 0.02)

b) Diluted Denominator:
Weighted-average number of shares	18,512,409	12,626,359

Diluted loss per share	($ 0.03)	($ 0.02)

Due to net losses incurred for the period, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

NOTE 11: SEGMENTED INFORMATION

For three Months to March 31, 2005:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	2,947	-	-	2,947
Interest	638	120,987	-	-	121,625
Total Revenue	638	123,934	-	-	124,572

Profit / (loss)	(24,735)	(490,736)	(5,666)	(1,064)	(522,201)

Total Assets	373,158	15,746,246	2,024	2,241,955	18,363,383

For three Months to March 31, 2004:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	-	-	-	-
Interest	15,293	86,750	-	-	102,043
Total Revenue	15,293	86,750	-	-	102,043

Profit / (loss)	(152,492)	(103,862)	(2,177)	(5,485)	(264,017)

Total Assets	692,731	13,308,594	1,047,313	2,145,327	17,193,964

NOTE 12 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

NOTE 13 - SUBSEQUENT EVENTS

a) AMEX Listing

The Company was accepted for listing, and commenced trading under the symbol “AEN”, on the American Stock Exchange on April 18, 2005.